Mail Stop 60-10

June 8, 2005

Jal S. Jassawalla
President and Chief Financial Officer
World Heart Corporation
7799 Pardee Lane
Oakland, California 94621

     Re: World Heart Corporation
              Preliminary Schedule 14A Amended June 7, 2005
              File No. 000-28882

Dear Mr. Jassawalla:

We have reviewed your filing and have the following comments. Accounting comments will be addressed separately.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Preliminary Schedule 14A

Amendment to September 2004 Warrants, page 2

1.   We note your response to prior comment 1 to our comment letter dated June 3, 2005. Please note that we may have further comments after you make the filings required by the tender offer rules.

2.   We note your analysis of why you believe the March 2003 option exchange did not need to comply with Rule 13e-4. Please clarify why you were not an "issuer" for purposes of Rule 13e-4 at the time of the option exchange, given that you had a class of equity securities registered pursuant to Section 12 of the Exchange Act at that time. In your response, please address Section II of the Division of Corporation Finance's Current

Issues and Rulemaking Quarterly Update dated March 31, 2001 (which is available on our web site at www.sec.gov) and Rule 13e-4(g), if applicable.

Voting, page 9

3. We note your response to prior comment 2. Please tell us where you have disclosed the vote required for election of directors.

Three-Year History, page 15

4. We note your disclosure about Edwards in response to prior comment 3. We also note the disclosure about your history in Edwards's 10-K. Please reconcile that disclosure with the disclosure in this section of your document.

Reasons for the Acquisition, page 67

5. Please expand your disclosure in response to prior comment 5 to clarify how the analysis helped the board determine the appropriate consideration to be paid. Also clarify whether and why this is the only quantitative analysis that supports the board's recommendation to shareholders. If there are other analyses, please provide a summary of those analyses as requested by comment 5.

Warrant Amendment, page 86

6. Based on our telephone conference on May 27, we understood that you would release the investors from the agreement to convert their debentures and exercise their warrants. This release does not appear to be reflected in your disclosure or Appendix I of your document.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct questions on the financial statements and related disclosure to Heather Tress at (202) 551-3624 or Michele Gohlke at (202) 551-3327. Direct any other questions to Donald C. Hunt at (202) 551-3647 or to me at (202) 551-3617.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Kevin Keogh, Esq. – White & Case LLP
Virginia Schweitzer – McCarthy Tetrault LLP